SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2015

Commission File Number: 001-35464

ReWalk Robotics Ltd.

(Translation of registrant’s name into English)

Kochav Yokneam Building, Floor 6

P.O. Box 161

Yokneam Ilit, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

On November 5, 2015, ReWalk Robotics Ltd. issued a press release announcing the financial results for the quarter ended September 30, 2015. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

THE GAAP INFORMATION CONTAINED IN THE CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS, THE CONDENSED CONSOLIDATED BALANCE SHEETS AND THE CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS ATTACHED TO THE PRESS RELEASE ATTACHED AS EXHIBIT 99.1 OF THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO REWALK ROBOTICS LTD.`S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-199688), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ReWalk Robotics Ltd.

Date: November 5, 2015	By:	/s/ Larry Jasinski
Name: Larry Jasinski Title: Chief Executive Officer

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EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description
99.1	Press release dated November 5, 2015, announcing the financial results for the quarter ended September 30, 2015.

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